 HOME INVESTMENTS INC
 3000 shares of Class B stock
                        (B= nonvoting)
Designed for total return
Designed to invest in the age old dream "The American Home"
Interest income


                 Price       $'s to issuer   Home Investments Inc.
                                             15310 Beaverbrook Ct.
Per Unit        $30.83        $30.83         Suite 2-E
Total             $92500       $92500        Silver Spring, Maryland
                                             20906
                                             301-438-2320
HOME INVESTMENTS INC
The object of Home Investments is TOTAL RETURN through a combination of home owner appreciation and dividend income. The holdings in the current Portfolio were selected by following a strategy that invests in quality bonds, homes, condos and land. The home owner LOAN division will provide funds to qualified applicants in search of their American dream.

The risk factor of Home Investments Inc is best described as a "Safe Harbor" for your hard earned dollars. (See page 2)

THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION
NOR HAS THE COMMISSION OR ANY STATE SECURITIES
COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.

Inquiries should be directed to the Trustee at 301-438-2320.


Investors should read this prospectus carefully and retain it for future reference.

HOME INVESTMENTS INC.

Equity investing is America's oldest and largest family of unit investments where each year there is added billions of dollars in home buying. Currently, Home Investments assets are in a Merrill Lynch portfolio of preselected securities. They (the 3000 existing shares) represent equal shares of the underlying assets. Simply stated, 3000 shares of stock = $92500 in Merrill Lynch at $30.53 per share. Now we hope to expand.

Home Investments Inc. stock offers a distinct advantage that you know in advance what you are investing in and that changes in the portfolio are limited. Most of the equity assets in the fund pay interest monthly. The portfolio offers a convenient and simple way to invest.

Our size and market presence enables us to offer personalized service to potential investors.

The terms of the Merrill Lynch assets in the portfolio are as short as one year or as long as 30 years. Many of the assets are "laddered maturities" to help protect against changing interest rates.


 DEFINING THE STRATEGY

Home Investments Inc. will follow a simple time-tested strategy for expansion:

(1) find those stable families interested in buying or improving the age-old dream "The American Home"
(2)     lend them money at market rates
                             OR
(3) find those sellers that are willing to part with their dream at 30% below the market price and buy it.
                           ALSO
(4)     invest the cash flow in short-term tax free bonds.
This strategy provides a disciplined approach to investing, based on buy and hold philosophy, which ignores market timing, investment research and rejects active management. The Sponsors anticipate the Portfolio will remain unchanged over its one-year life despite any adverse developments concerning an issuer, an industry or the economy or stock market generally. While the Strategy does not work perfectly each and every year, our Strategy had higher total return than the DJIA in 4 of the last 5 years. Of course, past performance of the Strategy is no guarantee of future results and there can be no guarantee that the Portfolio will meet its objective or will not lose money over its one-year life or over consecutive annual periods.

DEFINING YOUR RISKS

The equities in the portfolio generally share attributes that will caused them to have gradually declining value as homeowners pay off their loan. However, they have higher yields relative to stocks in the Dow Jones.
The portfolio does not reflect any investment recommendations of the Sponsors and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations.

The Portfolio is not an appropriate investment for those who are not comfortable with the Strategy or for those who are unable or unwilling to assume the risk involved generally with an equity investment. It may not be appropriate for investors seeking either preservation of capital or high current income.

There can be no assurance that the market factors that caused the relatively low prices and high yields of the Home Investment stock will change, that any negative conditions adversely affecting the stock price will not deteriorate, that the dividend rates on the Home Investment stock will be maintained or that share prices will not decline further during the life of the Portfolio, or that the Home Investment stock will continue to be included in listed markets.

Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally, the impact of purchase and sale of securities for the Portfolio (especially during the primary offering period of units) and other factors. Additionally, equity markets have been at historically high levers and no assurance can be given that these levels will continue. Therefore, there is no guarantee that the objective of the Portfolio will be achieved. Also, the return on an investment in the Portfolio will be lower than the hypothetical returns on Strategy Stocks if sales charges are applied. Unlike a mutual fund, the Portfolio is not actively traded every day and the Sponsors receive no management fee. Therefore, any adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio. Although the Portfolio may sell securities under certain limited circumstances, given the investment philosophy of the Portfolio, it is not likely to do so.. The Portfolio may continue to purchase or hold securities originally selected even though the market value and yields on the securities may have changed or the securities may no longer be included in the Dow Jones.

USE OF PROCEEDS

The net proceeds of the offering will be use to provide financing for the first time home buyers who have a high two income position but just enough savings to pay closing costs on their American dream.

DEFINING THE OFFERING PRICE

Public Offering Price per Unit     $30.83
The Public Offering Price as of September 21, 1998, the business day prior to the initial date of deposit is based on the aggregate value of the underlying securities ($92500) and any cash held to purchase securities, divided by the number of units outstanding (3000), plus any initial sale charge. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4 p.m. Eastern time every business day.
Sales Charges:The total sales charge for this investment combines the initial costs of the S.E.C. certification and the costs of having a broker certify the company and list it on an exchange. If you buy the shares directly from the company, there will be no sales commission.
Plan of Distribution: You will receive distributions of dividend income, net of expenses, on the 25th of November 1998 and February; April and June 1999 if you own units on the 10th of those months. Distribution of any securities to be registered that are to be offered other than thru underwriters will be delivered by certified mail after confirmation of money received.
Reinvestment Option: You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.
Taxes: The annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of sales charge and charge for organizational expenses).

DILUTION

The net tangible book value per share of the stock is the same, before and after the distribution. In simple terms, this means that any new buyer of stock will pay the same price for a share of stock that initial investors paid.

SELLING SECURITY HOLDERS

Stock holders of this business are not offering securities owned by them selves.That means:The 3000 shares currently held, will continue to be held by the original owners of the stock. Any stock sold, will be NEW issue.

PLAN OF DISTRIBUTION

The current plan is NOT to offer the securities through an underwriter. Securities to be registered and sold (3000 shares) will be marketed by Home Investments Inc. You bring us the money and we will give you the certificate of ownership, or, we will bring the certificate of ownership to you and you give us the money. No fees for us, no fees for you.

LEGAL PROCEEDINGS
The issuer is not a party to any pending legal proceedings

DIRECTORS, EXECUTIVE OFFICERS
Allen Melton 61 elected president and C.E.O. for a one year term. Mr. Melton has held this position since inception of the corporation in 1991. His business experience guided the company to profitability every year. Mary Melton 59 (wife) elected vice president for a one year term. Ms. Melton has held this position since 1991.
Lisa Pedersen age 36 (daughter) elected treasurer for a one year term.
Ms Pedersen has held this position since 1964

SECURITY OWNERSHIP

There are currently 3000 shares  outstanding Class A voting shares:
Class     Name             Amount       %of Class
   A      Allen Melton II   1000          33 1/3 %
           Damascus, Md
  A      Cheryl Herlihy    1000          33 1/3 %
           Gaithersburg, Md
   A     Lisa Pedersen      1000          33 1/3 %
           Poolesville, Md.
There are no rights to acquire beneficial ownership of any more shares.

DESCRIPTION OF THE SECURITIES

Securities offered for sale are Class B nonvoting but, they do pay dividends based on the net profit of the corporation. For the year 1998, the company forcasts a 6%dividend per share. There are no conversion rights to Class A. Shares may be liquidated when there is a willing buyer.

INTEREST OF EXPERTS/ COUNCIL

No one will receive a direct or indirect interest in the business for services rendered.

INDEMNIFICATION for SEC Act Liab.

There is no indemnification provision for directors, officers or controlling persons of the business insurer against liability under the Securities Act.

ORGANIZATION WITHIN LAST 5 YRS

The current owners of securities of the business issuer has not received any extra or special benefit that was not shared equally (pro rata) by all holders of securities of the class.

DESCRIPTION OF BUSINESS

(1) The business is a real estate investment firm, incorporated in 1991.
(2) There are no bankruptcy, receivership or similar proceedings.
(3) There are no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.
Business of the insurer:
(1) The company does just what the name implies ( Investments) by looking every day for those chances to buy, sell, loan on real estate. At the same time, the company does not sit still, but invests the cash flow in market securities to insure income to the shareholders.
(2) Distribution of our products, are by word-of-mouth. It is you the stockholder that knows your friends the best and their ability to maintain payments. It is your stock equity that is being placed in their hands, so good recommendations keep the company profitable.
(3) There are no publicly announced new products or services.
(4) Our competitive position in the industry is against the banks. The edge is gained by close ties with Realtors for property and low profile certification of loan clients.
(5) The names of principal suppliers is arranged by keeping in close contact with a small circle of Realtors.
(6) We have no dependence on a few major customers.
(7) There are no applications for or any existing patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts
(8) There is no need for government approval of products or services.
(9) There are no existing or probable governmental regulations on the business.
(10) During the last 2 years, there has been no money spent on research and development activities.
(11) There have been no costs or effects of compliance with environmental laws.
(12) There have been no employees, either part time or full time. The officers of the company have given their time freely with no expected renumeration other than the growth of the company.

PLAN OF OPERATION

The issuer's financial condition is stable. The results of operationsfor each of the last two years has been a six and one half to seven percent growth each year. The prospect for the future is continued growth at this level. But how you ask? Well, trends show that long term interest rates are gradually falling.Therefor lower monthly payments for home buyers, which means that more of potential first time home buyers will take the dip, which gives our company the oppertunity to help them achieve their goal (the American Dream) to buy a home. Here is how it works:
First- find a high dollar two income couple that wants to buy a home, can afford it, but just can't seem to save the money for a down payment and closing costs.
Second- determine the value of a house they can afford on their monthly salary.
Third- Tell them to go find that house.
Forth- Home Investments buys the house for them.
Fifth- Rents it to them for one year, then sells it to them at what HI paid for it plus closing costs.The money raised by the sale of securities will provide the seed money for the first couple. Any uncertainties that might have a material impact on the deal are secured by the fact that HI still holds title to the house.

DESCRIPTION OF PROPERTY

(a) The real property of Home Investments is located in a office located in the home of the CEO. For IRS purposes, the area is used exclusively by HI. There is no rent. It's a place to plan the future and store records.
(b) Investment Policies : There are no restrictions on the percentage of assets which may be invested in any one investment and this policy may be changed without a vote of security holders.It is our policy to acquire assets for income.
   (1)The type of real estate in which HI may invest is currently condo's, town houses, and single family homes. Each purchase of real estate will require another offering of stock. There is no by-law against borrowing money for real estate, but the board feels it is more safe to own each property. We don't want to get in a bind trying to repay a loan.

    (2) If HI holds a mortgage on some property, it will be a first mortgage only. These will be for single family dwellings. It will be originated, serviced and ware housed by HI.
    (3) Securities we are invested in:HI's portfolio with Merrill Lynch contains enough money to buy a decent condo, but the board prefers to leave this as a cash buffer in case of trouble. There is about half in tax free bonds and half in mutual funds. This is certainly a conservative approach, but the preservation of capital is number one.

CERTAIN RELATIONSHIPS

No promoter will receive anything of value or have the right to receive, directly or indirectly from the issuer. No assets are acquired or to be acquired by a promoter.

MARKET FOR COMMON EQUITY

There is no principal market where the small business issuer's common equity is traded. The company expects to have established a Bid/Ask price that will be published in a separate table called "SMALLER
LOCAL STOCKS" in the Washington Post.

EXECUTIVE COMPENSATION

There has been no compensation awarded to, earned by or paid to any of the named executives. There is no plan, contract, or arrangement to which the officers may receive any compensation.

FINANCIAL STATEMENTS

It is the opinion of the Trustee and Holders of Home Investment stock that the financial statement presents fairly, in all material respects, the financial position of the Company as of September 1,1998 in conformity with generally accepted accounting principles.
Trust Property    Audited by Josheph L Viscito,PA Gaithersburg, Md
Investments.....................................$92500
        Total ......................................$92500
Liability and Interest of Holders
Reimburse of I.P.O. expenses(1)    $     316
         Subtotal                                  $     316
Interest of Holders of 3000 Units
Cost to investors                              $92816
          Subtotal
Total                                                 $92500

(1) A portion of the Public Offering Price consists of cash in an amount sufficient to pay all or a portion of the costs incurred in establishing the listing of the company on an accrediated open market maker Bid/Ask price schedule that is considered "Public Traded".

INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no statute, charter provisions, by-laws, contract or other arrangements that insures or indemnifies a controlling person, director or officer of the small business insurer affects his or her liability in that capacity.

OTHER EXPENSES

Itemized expenses of the offering:
1. S.E.C. registration fee                  $    28.00
2. Federal Taxes                                   247.50
3. Printing Prospectus                             37.50
4. Legal fee                                       $  100.00
5. Accounting fee                              $  135.00

RECENT SALES OF STOCK

There have been no sale of stock. Only the shares of stock (3000) that were established when the company was formed is currently in existence.

EXHIBITS


Articles Of Incorporation


STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION


                   Secretary of State
       Division of Corporations
                                                Filed 09:00 AM 09/08/1993

First:     The name of this corporation is Home Investments Inc

2nd:     Its Registered Office in the State of Delaware is to be located at
               25 Greystone Manor in the city of Lews the county of Sussex with zip code 19958. The registered agent in charge thereof is
                 AAA Filers Inc. Services.

Third:     The purpose of the corporation is to engage in any lawful act or activity for which Corporations may be organized under the General Corporation Law of Delaware.

Forth:     The amount of the total authorized capital stock of this
                corporation will be 3000 shares initially. Increases are to be determinated by the Board of Directors.

Fifth:         The name and mailing address of the incorporator are:
                  Allen Melton 15310 Beaverbrook Ct Suite 2-E
                   Silver Spring, Md. 20906

                   I the Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this day.

                              Allen G Melton

By-Laws

Agreement Regarding Securities Account

Home Investments Inc, and Merrill Lynch Inc. agree as follows:

1. All transactions in the account are subject to the constitution, rules, regulation, customs, usages, rulings, and interpretations of the exchange or market and its clearing house where the transactions are executed by the National Association of Securities Dealers.

2.Unless we give Merrill Lynch instructions, they will hold any securities we purchase and the proceeds of any securities we sell.


3.Merrill Lynch will direct our order for securities to multi-listed market places, unless we give specific instructions to direct the order elsewhere.


4.Merrill Lynch will hold bonds and preferred stocks in bulk segregation.


5. The Bd. of Directors have the right to vote the full shares held in the account.

                                     Statement of per share earnings

                    CONSOLIDATED STATEMENT OF INCOME


                 3Months Ending March 31,   3 Months Ending June 30

                   1997      1998           1997                1998

____________________________________________________

NET INT.       1112          1254            2315                2507

OPER.COST        0             0               0                   0
 AND EXP.


CAP.GAIN        508           562            1009                1125
 INCOME

OTHER INCM     (105)         (131)           (226)               (232)
   (EXPENSE)

_____________

NET INCOME      1515          1685           3098                3400

AVG. SHARES     3000          3000           3000                3000
OUTSTANDING

______________

EARN  PER        .50           .56            1.00               1.13
       SHARE

EARN PER CENT    6 &half;       7             6 &half;           7







FINANCIAL DATA SCHEDULE

ITEM NUM             ITEM DESCRIPTION                 AMOUNT
--------------       -------------------------        -----------
5-02(1)                 CASH                                                    0

5-02(2)                 MARKETABLE SECURITIES          92500

5-02(3)(a)(1)           NOTES/ ACCOUNTS REC              0

5-02(4)                 ALLOW FOR DOUBTFUL ACCT          0

5-02(6)                 INVENTORY                        0

5-02(9)                 TOTAL CURRENT ASSETS           92500

5-02(13)                PROPERTY PLANT EQUIPMENT         0

5-02(14)                ACCUMULATED DEPRECIATION         0

5-02(18)                TOTAL ASSETS                     0

5-02(21)                TOTAL CURRENT LIABILITIES       316

5-02(22)                BONDS, MORTGAGES                 0

5-02(28)                PREFERRED STOCK                  0

5-02(30)                COMMON STOCK                   92816

5-02(32)                TOT LIA. & STK HLDR EQUITY     92500

5-03(b)1                TOTAL REVENUE                   3400

5-03(b)3                OTHER COSTS AND EXPENSES        232

5-03(b)10               INCOME BEFORE TAXES             3168



                                                    SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authoruized

                                   A GREY MELTON
                                   (Registrant)